UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ESPERION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $ $0.001 per share

(Title of Class of Securities)

29664W105

(CUSIP Number)

March 20, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W105

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,200,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,200,000
9	Aggregate amount beneficially owned by each reporting person. 1,200,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.3%*
12	Type of reporting person OO

*	Based on 22,555,413 shares of common stock reported to be outstanding as of February 1, 2017 on the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017.

CUSIP No. 29664W105

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,200,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,200,000
9	Aggregate amount beneficially owned by each reporting person. 1,200,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.3%*
12	Type of reporting person CO

*	Based on 22,555,413 shares of common stock reported to be outstanding as of February 1, 2017 on the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017.

CUSIP No. 29664W105

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 340,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 340,000
9	Aggregate amount beneficially owned by each reporting person. 340,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.5%*
12	Type of reporting person CO

*	Based on 22,555,413 shares of common stock reported to be outstanding as of February 1, 2017 on the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017.

CUSIP No. 29664W105

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 13,121
	6	Shared voting power. -0-
	7	Sole dispositive power. 13,121
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 13,121
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.1%*
12	Type of reporting person OO

*	Based on 22,555,413 shares of common stock reported to be outstanding as of February 1, 2017 on the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017.

CUSIP No. 29664W105

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,540,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,540,000
9	Aggregate amount beneficially owned by each reporting person. 1,540,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.8%*
12	Type of reporting person IN

*	Based on 22,555,413 shares of common stock reported to be outstanding as of February 1, 2017 on the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017.

Item 1(a).	Name of Issuer:

Esperion Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3891 Ranchero Drive, Suite 150

Ann Arbor, MI 48108

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Braslyn Ltd. (“Braslyn”), MVA Investors, LLC (“MVA Investors”) and Joe Lewis (together with Boxer Capital, Boxer Management, Braslyn and MVA Investors, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management and Braslyn. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, a corporation organized under the laws of Delaware and an affiliate of Boxer Capital, and is controlled by employees of Tavistock Life Sciences Company that are members of MVA Investors. As such, MVA Investors is not controlled by any of the other Reporting Persons.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital and MVA Investors is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management, Braslyn and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Braslyn is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom. MVA Investors is a limited liability company organized under the laws of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

29664W105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital and Boxer Management beneficially own 1,200,000* shares of Common Stock. Braslyn beneficially owns 340,000* shares of Common Stock. Joe Lewis beneficially owns 1,540,000* shares of Common Stock. MVA Investors beneficially owns 13,121* shares of Common Stock.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital and Boxer Management represent 5.3%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Braslyn represent 1.5%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Joe Lewis represent 6.8%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by MVA Investors represent 0.1%* of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA Investors has the sole power to vote or to direct the vote of the 13,121 shares of Common Stock it beneficially owns.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared power to vote or to direct the vote of the 1,200,000* shares of Common Stock they beneficially own. Braslyn has shared power to vote or to direct the vote of the 340,000* shares of Common Stock it beneficially owns. Joe Lewis has shared power to vote or to direct the vote of the 1,540,000* shares of Common Stock he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

MVA Investors has the sole power to dispose or to direct the disposition of the 13,121 shares of Common Stock it beneficially owns.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared power to dispose or to direct the disposition of the 1,200,000* shares of Common Stock they beneficially own. Braslyn has shared power to dispose or to direct the disposition of the 340,000* shares of Common Stock it beneficially owns. Joe Lewis has shared power to dispose or to direct the disposition of the 1,540,000* shares of Common Stock he beneficially owns.

*	The Reporting Persons may be deemed to beneficially own 1,553,121 shares of Common Stock in the aggregate which constitute approximately 6.9% of the Issuer’s outstanding shares of Common Stock (based on 22,555,413 shares of Common Stock reported to be outstanding as of February 1, 2017 on the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017). Boxer Management, Boxer Capital and Joe Lewis each have shared voting and dispositive power with regard to the shares of Common Stock owned directly by Boxer Capital. Braslyn and Joe Lewis have shared voting and dispositive power with regard to the shares of Common Stock owned directly by Braslyn. MVA Investors has sole voting and dispositive power with regard to the shares of Common Stock it owns directly.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Boxer Capital. Only MVA Investors has the right to receive dividends and the proceeds from sale of the shares of Common Stock held by MVA Investors. Only Braslyn has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Braslyn. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1     Joint Filing Agreement, dated March 23, 2017, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2017

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually